UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

BIT-X FINANCIAL CORP (BITXF) PROVIDES UPDATE ON LAUNCH OF BITCOIN TRADING PLATFORM; GO LIVE DATE JUNE 2015

Vancouver, BC – May 21, 2015 – Bit-X Financial Corp. (OTCQB: BITXF), a crypto-currency exchange and internet financial services company, today announced that the test environment for the bitcoin exchange is progressing well and on track to go-live in June 2015.

Users can now pre-register on the company’s website at www.bitxfin.com. “We are very excited to launch our platform as the global interest and recognition of bitcoin rises within the established financial communities “, stated Brad Moynes, President of Bit-X Financial. “Our Go Live Date is fast approaching and being able to provide our users an on-ramp advantage will boost awareness to our platform”.

As previously announced, in April, April, Bit-X Financial Corp. executed an Exclusive Bitcoin Exchange and Services Agreement with Hong Kong based ANX for the North American market. The proprietary ANX trading and matching engine has been pioneered from the ground up, leveraging the skills of experienced developers with respected and long standing careers working for low latency software development firms. It is designed to manage high volume, high throughput, and low latency trading and was modeled on the same LMAX pattern now also leveraged by the world’s largest Investment Banks.

This investment banking grade trading platform has a simple and user friendly UI for users to buy and sell all major crypto currencies. It also features one consolidated shared order book for blended multi-currency settlement in addition to real time FX pricing and risk management.

The order engine delivers pre-scan indicative pricing and users can choose to either fix the quantity of Bitcoins or fix the price paid for every order. Lock in a guaranteed execution or alternatively lock in the ultimate price you're prepared to pay for your order; the choice remains yours. And this all relies on an order engine that achieves low latency performance along with the reliability of an exchange that has been verified in supporting millions of daily transactions.

ABOUT BIT-X:

Bit-X Financial Corp is a Vancouver; British Columbia based Company listed on the OTC.QB under the trading symbol BITXF. Bit-X Financial Corp has executed an exclusive North American crypto-currency exchange development and services agreement with Hong Kong based ANXPRO. BITXF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: May 21, 2015	By:	/S/ Brad J. Moynes
Brad J. Moynes

	Title:	President